Exhibit 99.1

Glass House Brands Announces Appointment of Jon DeCourcey as Vice President of Investor Relations

-     Former Head of Investor Relations at Ayr Wellness and equity research analyst focused on the cannabis sector to lead the Company’s investor relations activities

LONG BEACH, Calif. and TORONTO, March 5, 2025 -- Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced the appointment of Jon DeCourcey as Vice President of Investor Relations, effective, March 3, 2025.

Mr. DeCourcey is a seasoned investor relations executive and former equity research analyst. Prior to joining Glass House Brands, he was Head of Investor Relations at Ayr Wellness, a multi-state cannabis operator. Previously, Mr. DeCourcey held several equity research roles with a focus on the cannabis sector at BTIG, Viridian Capital Advisors and Canaccord Genuity.

“We are excited to welcome Jon to the Glass House team as we continue to execute on our strategic vision in 2025 and beyond,” said Kyle Kazan, Co-Founder, Chairman and Chief Executive Officer of Glass House. “His extensive knowledge as a former sell-side analyst in the cannabis sector and experience in investor relations makes him ideally suited to lead the Company’s investor relations activities and engage with our investors.”

Mr. DeCourcey commented, “I am thrilled to join Glass House and look forward to contributing to the Company’s long-term success. This company is an innovator in the cannabis industry, renowned for their leading position in this space. With recent cannabis industry developments, this represents an important time for our organization, and I look forward to working with the entire team in advancing our mission.”

Mr. DeCourcey is succeeding John Brebeck, who is departing the Company to pursue other opportunities.

Mr. Kazan added, “On behalf of our entire company, I want to thank John for his efforts in establishing our investor relations function working closely with our CFO, Mark Vendetti, which have been a great part of our success in communicating the important milestones for our organization. He is a longtime friend who moved back to the United States to take on this role for us and we wish him well in his future endeavors.”

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company’s efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Whether it be through Its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the Company’s financial outlook or operational plans and statements related to future market conditions. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company’s Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Jon DeCourcey, Vice President of Investor Relations

T: (781)724-6869

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562)264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: (212)896-1233

E: GlassHouse@kcsa.com